



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2002

Act Exchange Act of 1934
Section 14(d)
Rule 14d-10(a)(2)
Public Availability July 9, 2002

Dennis M. Myers, Esq.
Kirkland & Ellis
200 East Randolph Drive
Chicago, Illinois 60601

Re: Tender Offer by Madison Dearborn Partners, LLC for Jefferson Smurfit Group PLC

Dear Mr. Myers:

In regard to your letter dated May 24, 2002, as supplemented by conversations with the staff, this response is attached to the enclosed copy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter. Each defined term in this letter has the same meaning as defined in your letter, unless otherwise noted.

You have requested exemptive and no-action relief on behalf of Madison Dearborn Partners, LLC (MDP) for its tender offer for Jefferson Smurfit Group PLC (Company). Without necessarily concurring in your analysis, and based on your representations and the facts presented in your letter, the Securities and Exchange Commission (Commission) hereby grants an exemption from Rule 14d-10(a)(2) under the Securities Exchange Act of 1934 (Exchange Act).

The Commission grants this exemption from Rule 14d-10(a)(2) of the Exchange Act so that MDP may offer "loan notes" to non-U.S. persons as an alternative to the cash consideration. The loan notes are not being offered to U.S. persons because they are not eligible to receive the tax benefits the loan notes are intended to provide.

In addition to the exemptive relief described above, the staff of the Division of Corporation Finance will not recommend that the Commission take enforcement action if MDP:

- Reduces the Acceptance Condition during the Initial Offering Period, or any extension of the period (other than a mandatory extension) without extending that period, so long as MDP: (a) announces that it may reduce the Acceptance Condition at least five business days before making any reduction under Irish law; and (b) notifies U.S. holders of the possible reduction in the Acceptance Condition by issuing a press release and by other means reasonably designed to inform U.S. holders, including an advertisement in a newspaper of national circulation in the U.S.;



- Terminates the Initial Offer Period, which will also have the practical effect of eliminating withdrawal rights, before the scheduled expiration of any Voluntary Extension not mandated by applicable law, provided the following conditions are met: (i) the Initial Offer Period has been open for at least 20 U.S. business days; and (ii) all conditions to the offer have been satisfied or waived; and

- Pays for, or returns, tendered securities within the 14-day period provided by the Takeover Rules.

Due to the significant ownership in the Company by U.S. persons, we have required that you limit the scope of your request to the exemptive and no-action relief granted in this letter. The foregoing exemption from Rule 14d-10(a)(2) and the no-action positions expressed above are based solely on your representations and the facts presented and are limited to the application of those rules to the proposed transactions. The transactions should be discontinued, pending presentation of the facts for our consideration, in the event any material change occurs with respect to any of those facts or representations.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 10(b) and 14(e) of the Exchange Act, and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the participants in the Offer. The Division expresses no views with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transactions.

For the Commission,
by the Division of Corporation Finance,
pursuant to delegated authority,

Dennis O. Garris
Chief
Office of Mergers and Acquisitions

Attachment

KIRKLAND & ELLIS
PARTNERSHIPS INCLUDING PROFESSIONAL CORPORATIONS

200 East Randolph Drive
Chicago, Illinois 60601

To Call Writer Directly:
(312) 861-2232
dennis_myers@chicago.kirkland.com

(312) 861-2000

Facsimile:
(312) 660-0478

Sections 14(d)(5) and 14(e) of the
Securities Exchange Act of 1934, as amended,
and Rules 14d-4, 14d-10 and 14e-1 thereunder

July 5, 2002

VIA HAND DELIVERY

Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Dennis O. Garris

Re: Public Takeover Offer for Jefferson Smurfit Group plc

Dear Mr. Garris:

We are writing on behalf of our client, Madison Dearborn Partners, LLC, a Delaware limited liability corporation ("MDP"). On June 17, 2002, a newly formed corporation affiliated with MDP and known as MDCP Acquisitions I (the "Purchaser") announced its intention to make a tender offer (the "Offer") for all the outstanding capital stock of Jefferson Smurfit Group plc, a public limited company incorporated and registered in Ireland (the "Company"), consisting of ordinary shares of €0.30 each ("Company Shares"), including Company Shares represented by American Depositary Shares, each representing ten Company Shares ("Company ADSs"). Purchaser's Offer was subject to the satisfaction of the pre-conditions: (i) that the Board of Directors of the Company recommend to the Company's shareholders that they accept the Offer; and (ii) that certain stockholders of the Company agree to tender all of their Company Shares and/or Company ADSs in the Offer. As we discuss below, the definition of "dealing" under the Irish laws prohibiting "insider dealing" (which restrictions are set forth in Part V of the Companies Act, 1990) is extremely broad and would preclude the satisfaction of each of these pre-conditions prior to the time that Purchaser publicly announces its intention to make the Offer.

The Offer is subject to Irish law relating to tender offers (the "Takeover Rules"), which is administered by a panel (the "Takeover Panel") established pursuant to the Takeover

Rules. The Takeover Rules were adopted in 1997. Based on the advice of Irish counsel to MDP, we believe that the Takeover Rules are substantially the same as The City Code on Takeovers and Mergers (the "City Code") in the United Kingdom, although the Irish regulatory scheme is statutory and not a voluntary code as in the United Kingdom. In addition, the Takeover Panel is similar in purpose and function to the Panel on Takeovers and Mergers, which administers the City Code in the United Kingdom. As a result, the regulatory issues that typically arise in the context of a tender offer that is subject to both U.S. securities laws and the City Code will also be present in the Offer.

We are requesting on behalf of MDP exemptive and no-action relief from certain provisions of Sections 14(d) and 14(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder (collectively, the "Williams Act") because of the differences in the manner in which tender offers are typically conducted in Ireland as compared to the United States, including certain conflicting provisions of the Takeover Rules and the Williams Act.

The description herein of the regulatory regime relating to the Offer in Ireland and comparisons to the City Code are based upon discussions with representatives of Deutsche Bank AG London, financial advisor to Purchaser, as well as Arthur Cox, Irish counsel to MDP, in connection with the Offer. Kirkland & Ellis is acting as U.S. counsel to MDP and Purchaser in connection with the Offer.

Background

Company

According to the Company's public filings with the Securities and Exchange Commission (the "Commission"), it is a "foreign private issuer" as defined in Rule 3b-4(c) under the Exchange Act. The Company's published reports indicate that it is one of the largest European-based manufacturers of containerboard, corrugated containers and other paper-based packaging products, with operations in Europe, Latin America and North America. In addition, the Company has interests in several associated companies, the principal of which is Smurfit-Stone Container Corporation ("SSCC"). SSCC is the leading producer of containerboard and corrugated containers in the United States. SSCC's common stock is traded on the Nasdaq National Market (the "Nasdaq"). According to the Company's Form 20-F for the fiscal year ended December 31, 2001 (the "Form 20-F"), the Company's operations are managed on the basis of three regions: Europe, Latin America and the United States and Canada. The Company's principal investment in the United States and Canada is its approximate 29.3%

interest in SSCC. As of December 31, 2001, the Company's investment in SSCC represented approximately 24.6% of its total assets as reflected on its consolidated financial statements. The table below sets forth the Company's total sales (including internal sales), net sales and income (before exceptional items, interest and taxes) generated by, and total assets represented by, its operations in the United States and Canada in its last three fiscal years in percentage terms:

	2001	2000	1999
Total sales	11.4%	12.3%	8.8%
Net sales	14.8%	16.1%	11.4%
Income (before exceptional items, interest and taxes	33.2%	51.3%	44.9%
Total assets	34.0%	32.3%	31.7%

The Offer is conditioned on the distribution by the Company to its shareholders, by way of a share capital reduction, its approximately 29.3% interest in SSCC immediately prior to the consummation of the Offer (the "Spin-Off"). In order to implement the share capital reduction, immediately prior to the implementation of the Spin-Off, each Company Share of €0.30 each will be sub-divided into 10 shares of €0.03 each. Under the capital reduction, four of every ten of the Company's Shares of €0.03 each will be cancelled in consideration for the transfer to each shareholder of his pro rata entitlement to the SSCC shares. On June 19, 2002, at the request of the Company, SSCC filed a Registration Statement on Form S-3, relating to the distribution of the SSCC shares by the Company. Completion of the Spin-Off is conditioned upon approval by the Company's shareholders at an extraordinary general meeting.

The Company Shares are listed on the Irish Stock Exchange and the London Stock Exchange, and American Depositary Receipts ("ADRs") evidencing Company ADSs are listed on the New York Stock Exchange ("NYSE") in the United States. Each Company ADS currently represents ten Company Shares. The ADRs are registered under Section 12(b) of the Exchange Act and, in connection with such registration, the Company Shares are similarly registered. The Irish Stock Exchange is the principal exchange upon which the Company Shares are traded.

According to the Company's Form 20-F, there were 1,110,719,059 issued and outstanding Company Shares as of March 21, 2002, of which 158,310,306 Company Shares, including 149,525,470 held by JPMorgan Chase Bank as the Depository for the ADRs, were held by over 400 shareholders with registered addresses in the United States. Because certain of the Company ADSs and Company Shares are held by nominees, it is not possible to determine the exact number of Company Shares or Company ADSs beneficially owned by holders residing in the United States. We have been informed by the Company that it believes that approximately 53% of the Company Shares are beneficially owned, either directly or through Company ADSs, by shareholders with addresses in the United States. We believe that the Company Shares are widely held, with no single shareholder owning more than 8% of the outstanding Company Shares (based on information in the Form 20-F). Even though more than 50% of the Company shares are held by shareholders with addresses in the United States, the Company continues to qualify as a "foreign private issuer" because of its limited operations in the United States. Specifically, neither a majority of its directors or executive officers are United States citizens or residents, a majority of the Company's assets are located outside the United Sates and the business of the Company is administered principally outside the United States.

Purchaser

Purchaser is a newly formed corporation organized under the laws of Ireland for the purpose of effecting the Offer. Purchaser's capital stock will be owned by an investor group (the "Investor Group") led by MDP, which is a private equity investment fund based in Chicago, Illinois. The investor group will also include certain members of the Company's existing management team, which are expected to own in excess of 10% of Purchaser's equity following the Offer.

Until immediately prior to the time that Purchaser purchases Company Shares and Company ADSs pursuant to the Offer or the other possible transactions outlined in this letter, Purchaser anticipates that it will not have any significant assets or liabilities and will not engage in any activities other than those incident to the transactions contemplated by the Offer and this letter. Funding to finance the Offer will be furnished from equity contributions from the Investor Group and from borrowings by Purchaser, which will be made under future short-term and long-term indebtedness on terms to be determined.

Offer Structure

General

Subject to the conditions of the Offer, each holder of Company Shares or ADRs evidencing Company ADSs who validly accepts the Offer will receive consideration consisting of cash ("Cash Consideration") or Loan Notes (as defined below under "Depositaries and Payment Terms"); *provided,* that, in accordance with standard practice for substantial tender offers of this type, Loan Notes are likely to be offered to holders of Company Shares or

Company ADSs and, if offered, will be made in accordance with Regulation S under the Securities Act or pursuant to another available exemption from the registration requirements of the Securities Act.

The Offer will be structured as a single offer made concurrently in Ireland and the United States and in certain other jurisdictions where the Offer may be legally extended. We have been advised by Irish counsel that the Takeover Panel is not likely to permit a dual offer structure. A fundamental concept under the Takeover Rules is that all shareholders be treated equally. By definition, a dual offer structure would result in U.S. and non-U.S. shareholders being treated differently.

In accordance with customary practice for offers relating to Irish companies, the Offer will be made on behalf of Purchaser by Purchaser's financial advisor, Deutsche Bank AG London (the "Advisor"), in jurisdictions where it is authorized, acting solely as agent for Purchaser. Deutsche Bank Securities Inc., an affiliate of the Advisor, is expected to act as the U.S. dealer manager for purposes of making the Offer in the United States.

Purchaser intends to conduct the Offer in a manner that ensures equal treatment of all holders of Company Shares and ADRs evidencing Company ADSs to the extent possible under the different applicable regulatory regimes. The Offer will be structured so as to comply, to the extent possible, with both the Takeover Rules and the Williams Act and will be made pursuant to a single offer document (the "Offer to Purchase"). We have attempted to reconcile conflicts between the Takeover Rules and the Williams Act by requesting the relief requested herein and seeking exemptive relief from the Takeover Panel on other matters noted herein.

Proposed Timetable of the Offer

We have been advised by Irish counsel that the definition of "dealing" under the Irish laws prohibiting "insider dealing" (which restrictions are set forth in Part V of the Companies Act, 1990) is extremely broad, so that many actions can technically come within the definition, including (i) the agreement by a shareholder of a target to tender his target shares to a prospective offeror in advance of an announcement of the contemplated offer and details of its terms; and (ii) an approach to the board of directors of a target company in order to obtain the board's agreement to recommend an intended takeover offer in advance of such an announcement.

To ensure that Irish insider dealing laws are not violated, it is customary practice in Ireland for the offeror in a recommended transaction that is subject to the Takeover Rules to announce publicly its intention to make an offer for the target's outstanding shares, subject to the satisfaction or waiver of specified pre-conditions (including, for example, that the target's board of directors resolves to recommend that the targets shareholders accept the offer and that certain significant shareholders of the target agree to sell their shares to the offeror or to tender their shares into the offer). The announcement of intent customarily discloses the material terms of the proposed offer, including the identity of the offeror and the price per share to be offered. Indeed, only after the offeror's intention and the material terms of the proposed transaction have been publicly announced can pre-conditions such as the ones described above be satisfied without risking a violation of Irish insider dealing laws. After the offeror has publicly announced its intention and the pre-conditions set forth in the announcement of intent have been satisfied, the offeror announces, as required by Rule 2.5 of the Takeover Rules, that its pre-conditions have been satisfied and that it is making a recommended offer. It is accepted Irish practice for the announcement of the intention to make an offer and the announcement of the offer itself to be issued on the same day, often within minutes of each other. It is also customary for the texts of the two announcements to be substantially similar in detail.

In connection with the Offer, Purchaser has publicly announced its intention, subject to the satisfaction or waiver of specified pre-conditions, to make an offer (the "Announcement of Intent") and has publicly announced the recommended offer (the "Announcement of Offer") by issuance of press releases in Ireland, the United Kingdom and the United States. The Announcement of Intent and Announcement of Offer were substantially identical, except that the pre-conditions to the Offer that were set forth in the Announcement of Intent were not in the Announcement of Offer. These press releases contained the information required by the Takeover Rules and were filed with the Commission pursuant to Rule 14d-2 of the Williams Act.

The Announcement of Intent was made at approximately 3:30 p.m. (Dublin time), and identified Purchaser and the amount and form of consideration being offered in the Offer. The Announcement of Intent stated that the Offer will be made if certain pre-conditions are satisfied or waived within a defined period of time. The pre-conditions included (i) the execution of an agreement between Purchaser and certain shareholders, including certain members of the Company's management, pursuant to which they agreed to tender their Company Shares into the Offer (the "irrevocable undertakings"); and (ii) confirmation by the Company's board of directors that it has recommended shareholders of the Company to accept the Offer.

Under Irish practice, an irrevocable undertaking is the agreement of a shareholder to accept an offer when made. An irrevocable undertaking is not treated by the Takeover Rules as a purchase, and the Takeover Rules permit bidders to enter into irrevocable undertakings at any time subsequent to the public announcement of the intention to make an offer. We note for emphasis that the shares subject to irrevocable undertakings are purchased in the tender offer and, consequently, count towards satisfying the Acceptance Condition (as defined below). Acceptances of the Offer in respect of shares that are the subject of irrevocable undertakings represent tenders subject to both the terms and conditions of the Offer and the Takeover Rules. Accordingly, we are not requesting exemptive relief from Rule 14e-5 of the Williams Act with respect to the entering into of irrevocable undertakings. MDP is only seeking such irrevocable undertakings from directors and/or executive officers of the Company in respect of their beneficial holdings of Company Shares and such irrevocable undertakings do not contemplate that the grantor receive any additional compensation than that to be paid in the Offer. Except as noted below, these irrevocable undertakings will not terminate in the event that any higher competing offer is made. The irrevocable undertakings sought from the independent directors of the Company, however, will terminate in the event that the independent directors withdraw or adversely modify their recommendation of the Offer. Irrevocable undertakings have not and will not be sought from holders of Company Shares or Company ADSs with addresses in the United States.

The Offer to Purchase will be mailed to all holders of Company Shares and to holders of ADRs evidencing Company ADSs in Ireland and the United States, as well as to all holders of Company Shares and Company ADSs in other jurisdictions where the Offer may be legally extended, within 28 calendar days of the date of the above-referenced public Announcement of Offer, as required by the Takeover Rules. The Initial Offer Period (as defined below) will be deemed to commence on the date of mailing of the Offer to Purchase. Purchaser will file a Schedule TO with the Commission at the time the Offer to Purchase is mailed. The Offer to Purchase will be included as an exhibit to the Schedule TO.

In compliance with Rule 14e-1 under the Williams Act, the Offer will remain open for an initial period of not less than 20 U.S. business days after commencement of the Offer (the "Initial Offer Period") and for such additional period or periods as may be determined by Purchaser ("Voluntary Extensions") and as may be mandated by the provisions of the Williams Act (subject to any exemptive relief granted in response hereto) or the Takeover Rules ("Mandatory Extensions"). (To the extent that the Initial Offer Period is extended by Voluntary or Mandatory Extensions or both, it is referred to herein as the "Extended Initial Offer Period"). To comply with the Takeover Rules, however, the Offer will lapse unless it becomes or is declared unconditional by 5:00 p.m. Dublin time on the 60th calendar day after mailing or such later date as to which the Takeover Panel may agree (or on any earlier date beyond which Purchaser has stated that the Offer will not be extended unless it is unconditional as to acceptances by such date, and in respect of which Purchaser has not withdrawn the statement).[1] Irish counsel advise that the Takeover Panel's agreement to an extension will normally only be granted in special circumstances, such as the existence of a competing offer or in order to enable Irish competition authorities to complete their consideration of a proposed transaction.

If any waiver of a condition by Purchaser involves a material change within the meaning of Rule 14d-4(d) of the Exchange Act, then, subject to any exemptive relief granted by the Commission, Purchaser would follow the procedures discussed in Release No. 34-24296 (April 3, 1981), and treat such material change as a Mandatory Extension of the Offer (with withdrawal rights thereunder) for a period of five U.S. business days or such longer period required by the Takeover Rules or the Williams Act.

During any Extended Initial Offer Period, Purchaser is required by the Takeover Rules to declare the Offer wholly unconditional as soon as (i) the Acceptance Condition (as defined below) to the Offer has been satisfied or, to the extent permitted, waived and (ii) all other conditions to the Offer have been satisfied or waived. Tendering holders will no longer be able to withdraw previously tendered Company Shares and Company ADSs once the Offer is declared or becomes unconditional. Purchaser is not required by the Takeover Rules to declare the Offer wholly unconditional during the Initial Offer Period and Purchaser does not intend to do so. Purchaser would only be required to declare the Offer unconditional during the Extended Initial Offer Period. The Initial Offer Period will therefore in no event terminate prior to the 20 U.S. Business Days required by Rule 14e-1 under the Williams Act. Once the Offer is declared or becomes unconditional, any Extended Initial Offer Period (other than pursuant to a Mandatory Extension required by the Takeover Rules or by the Williams Act (subject to any relief granted by the Commission)) will terminate immediately (regardless of its scheduled expiration) without prior notice to shareholders and the Subsequent Offering Period will commence.

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[1] Under the Takeover Rules, during an offer is ordinarily required to become or be declared "unconditional as to acceptances" as soon as the acceptance condition is satisfied and must be declared unconditional as to acceptances no later than the 60th day after the mailing of the offer document. Under the Takeover Rules, an offer must become or be declared wholly unconditional *(i.e.*, all conditions to the offer have been satisfied or, where permissible, waived), no later than 21 calendar days after the later of (i) the end of the initial offer period and (ii) the date the offer has become or been declared unconditional as to acceptances (unless the Takeover Panel agrees to a later date).

If the Offer becomes or is declared unconditional, the Offer must, in order to comply with the Takeover Rules, remain open for acceptances for at least 14 calendar days following the date on which it would otherwise have expired and may remain open for such longer period as Purchaser deems appropriate (the period in which the Offer remains open after it becomes or is declared unconditional is referred herein as the "Subsequent Offer Period"). In addition, the Takeover Rules require that, if a statement has been made at the beginning of the Subsequent Offer Period that the Offer shall remain open for acceptances until further notice, notice of the termination of the Subsequent Offer Period must be given not less than 14 calendar days prior to such termination. Once this has occurred, the Purchaser will have 14 calendar days to pay all Company Shares and Company ADSs that are validly tendered during the Initial Offer Period or, if extended, the Extended Initial Offer Period or during the Subsequent Offer Period.

The Offer will be structured so that tendering holders will be able to withdraw previously tendered Company Shares and Company ADSs at any time during the Initial Offer Period or, if extended, the Extended Initial Offer Period. Tendering holders will not be able to withdraw Company Shares or Company ADSs tendered during the Subsequent Offer Period.

In accordance with the Takeover Rules, payment for any securities tendered and accepted will be posted within 14 calendar days after the later of (i) the first closing date for acceptance of the Offer *(i.e.*, the end of the Initial Offer Period); (ii) the date on which the Offer becomes or is declared unconditional in all respects; and (iii) the date of receipt of the relevant acceptance complete in all respects. If the Offer is terminated or expires without becoming or having been declared wholly unconditional, any securities tendered will be returned within 14 calendar days of the date of termination or expiration as required by the Takeover Rules.

Offer Conditions; Waiver

The Offer will be subject to several conditions that are generally customary for Irish offers of this type, including that Purchaser receive acceptances from holders of Company Shares (including Company Shares represented by Company ADSs) with respect to 80%[2] (or such lesser percentage as Purchaser may subsequently decide with the consent of the Company)

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[2] The Acceptance Condition at the 80% level reflects the ownership percentage of a company incorporated in Ireland that is required before an offeror can use the "compulsory acquisition" provisions of the Companies Act 1963 of Ireland. Any compulsory acquisitions must be made on the same financial terms as the Offer. Purchaser may also set a higher acceptance level than 80%.

of Company Shares (including Company Shares represented by Company ADSs) to which the Offer relates (the "Acceptance Condition"). Although the percentage of acceptances required may be reduced, pursuant to the Takeover Rules, even if reduced this condition may not be satisfied unless Purchaser shall have acquired or agreed to acquire directly or indirectly, pursuant to the Offer or otherwise, Company Shares (including Company Shares represented by Company ADSs) carrying more than 50% of the votes normally exercisable at general meetings of Company shareholders.

Pursuant to the Takeover Rules, if a reduction in the percentage of acceptances required to meet the Acceptance Condition occurs at or after the expiration of the Initial Offer Period or the Extended Initial Offer Period and immediately thereafter the Acceptance Condition (as reduced) is satisfied, Purchaser, by announcing the reduction, would ordinarily declare the Offer "unconditional as to acceptances", thereby immediately terminating any withdrawal rights of tendering holders. To harmonize the Irish and U.S. regulatory schemes, however, Purchaser has sought and received consent from the Takeover Panel to allow Purchaser to refrain from declaring the Offer "unconditional as to acceptances" unless all other conditions are also satisfied or waived, at which time the Purchaser will instead declare the Offer wholly unconditional and become legally obliged to purchase all tendered Company Shares and Company ADSs. As previously noted, under the Takeover Rules, Purchaser would have otherwise been required to declare the Offer unconditional as to acceptances upon fulfillment of the Acceptance Condition, regardless of whether other conditions to the Offer remain unsatisfied.

Under the Takeover Rules, unless the Takeover Panel agrees otherwise, the Offer would lapse if the Acceptance Condition is not satisfied within 60 calendar days of making the Offer. As previously noted, the terms of the Offer will be structured so that the Acceptance Condition cannot be satisfied unless all the other conditions have been satisfied or waived. To further harmonize the Irish and U.S. regulatory schemes and consistent with relief granted by the Commission in connection with recent tender or exchange offer transactions involving Irish and U.K. companies, Purchaser will also agree not to reduce the Acceptance Condition unless Purchaser has announced by press release not less than five U.S. business days prior to the date on which any such reduction is effected that it may elect to do so. During such period of five U.S. business days (and for any longer period until the Offer is declared unconditional as to acceptances), holders of Company Shares and Company ADSs who have tendered in the Offer will continue to have withdrawal rights.

Depositaries and Payment Terms

The Cash Consideration will be set in euros.

In accordance with customary practice for transactions of this type, holders of Company Shares and Company ADSs in certain jurisdictions (including Ireland and the United Kingdom) may be offered the opportunity to elect to receive loan notes of Purchaser, which provide certain tax advantages to Irish and U.K. taxpayers (the "Loan Notes"), instead of all or part of the Cash Consideration to which they would otherwise be entitled under the Offer. Such tax advantages are not available to U.S. taxpayers, and Loan Notes, if offered, will not be available to shareholders in the United States. In the event it offers Loan Notes, Purchaser does not propose to register the offering of the Loan Notes under the Securities Act but, rather, intends to rely on Rule 903 of Regulation S under the Securities Act, or another available exemption from the registration requirements of the Securities Act, in offering and issuing the Loan Notes. Holders of Company Shares and Company ADSs electing to receive Loan Notes will be required to make certain representations to Purchaser to ensure that the exemption relied upon is available. Furthermore, the Loan Notes will be transferable only to a holder of a general banking license in an EU Member State, and will not be listed on any national securities exchange or Nasdaq.

A United States financial institution will act as the U.S. Depositary ("U.S. Depositary") to receive tenders pursuant to the Offer from holders of ADRs evidencing Company ADSs. In this regard, the U.S. Depositary will (i) establish a book-entry account with The Depository Trust Clearing Corporation for purposes of acceptances of the Offer in respect of Company ADSs by book-entry delivery, (ii) examine the documents required to be delivered to effect a valid acceptance of the Offer, (iii) answer procedural questions with respect to the Offer, (iv) deliver the Offer to Purchase upon request, (v) upon the request of Purchaser, from time to time, report the number of Company ADSs for which valid acceptances have been received and not withdrawn and the number of Company ADSs which have been so withdrawn and (vi) perform any other related record-keeping tasks associated with the acceptances of the Offer. Holders of ADRs evidencing Company ADSs will be required to deliver the appropriate documentation, as will be set forth in the Offer to Purchase, to the U.S. Depositary to validly accept the Offer, and any irregularities in acceptances of the Offer may be waived only upon the consent of Purchaser. Upon termination of the Offer, the U.S Depositary will on behalf of Purchaser pay for tendered Company ADSs, and will deliver all validly tendered Company ADSs to the Company's depositary for its ADR program for transfer to Purchaser.

An Irish institution will act as the Irish receiving agent ("Irish Receiving Agent") to receive tenders of Company Shares pursuant to the Offer, and will perform duties with respect to the Offer comparable to those performed by the U.S. Depositary. Holders of Company Shares resident in the United States may also deliver the required documentation to the U.S. Depositary, which will receive such documentation on behalf of the Irish Receiving Agent.

The U.S. Depositary will convert the Cash Consideration payable in euros which tendering holders of Company ADSs would otherwise be entitled to receive pursuant to the terms of the Offer, without charge, to U.S. dollars at an exchange rate current at the time of payment of the Cash Consideration by Purchaser to the U.S. Depositary.

Discussion of Issues

General

We believe that the Williams Act exemptive relief and confirmations herein requested are consistent with the Commission's releases in 1999 adopting new rules relating to tender offers. See Cross-Border Tender and Exchange Offers, Business Combinations and Rights Offerings, Release No. 34-42054 (October 22, 1999) (the "Cross-Border Tender Offer Release") and Regulation of Takeovers and Security Holder Communications, Release No. 34-42055 (October 19, 1999) (the "Regulation of Takeovers Release").

The Williams Act exemptive relief and confirmations herein requested are consistent with the relief granted in the no-action letters to Newtel Ireland AB and BT Hawthorn Limited in connection with their respective offers for Esat Telecom Group plc, a public limited company incorporated in Ireland, which was similarly subject to the Takeover Laws (available December 3, 1999 and January 19, 2000, respectively). The exemptive relief and confirmations requested are also consistent with a significant number of orders of the Commission relating to offers that were subject to the City Code, including the following: In the Matter of Vedior N.V.'s Offer to Purchase the Ordinary Shares and American Depositary Shares of Select Appointments (Holdings) plc, Release No. 34-41857 (September 10, 1999); In the Matter of TRW, Inc. Offer to Purchase the Ordinary Shares and American Depositary Shares of LucasVarity plc, Release No. 34-40993 (January 28, 1999); in the Matter of Marsh & McLennan Companies, Inc. Offer to Purchase the Ordinary Shares and American Depositary Shares of Sedgwick Group plc, Release No. 34-40401 (September 4, 1998); in the Matter of Telewest Communications plc Offer to Purchase the Ordinary Shares and American Depositary Shares of General Cable PLC, Release No. 34-40110 (June 23, 1998); In the Matter of Nomura International plc Offer to Purchase the Ordinary Shares and American Depositary Shares of Thorn plc, Release No. 34-40145 (June 30, 1998); In the Matter of Texas Utilities Company Offer to Purchase the Ordinary Shares and American Depositary Shares of The Energy Group PLC, Release No. 34-39810 (March 27, 1998); In the Matter of GE Capital Corporation Offer to

Purchase the Ordinary Shares and American Depositary Shares of Central Transport Rental Group plc, Release No. 34-38888 (July 30, 1997); In the Matter of the PacifiCorp Offer to Purchase the Ordinary Shares and American Depositary Shares of The Energy Group plc, Release No. 34-38776 (June 25, 1997); and In the Matter of Atlantic Richfield Company and ARCO Irish Holdings, Inc., Release No. 34-36126 (August 21, 1995) (the "ARCO Order"). We note that the ARCO Order relates to a tender offer for shares of an Irish company, but the tender offer was made prior to adoption of the Takeover Rules and the offer in that case was subject to the City Code because of a dual listing in the United Kingdom.

We believe the exemptive relief we are requesting is also consistent with the relief granted in the following no-action letters relating to offers that were subject to the City Code: Schlumberger Limited's Offer for Sema plc (available July 2, 2001); Amerada Hess Corporation Offer for Shares and ADSs of LASMO plc (available December 13, 2000); Air Products and Chemicals, Inc. and L'Air Liquide S.A. (available March 10, 2000); Rolls Royce plc Offer for Vickers plc (available October 7, 1999); Vedior N.V. Offer for Select Appointments (Holdings) Public Limited Company (available September 30, 1999); TRW Inc. Offer for LucasVarity plc (available January 28, 1999); Marsh & McLennan Companies, Inc. Offer for Sedgwick Group plc (available September 4, 1998); Nomura international plc Offer for Thorn plc (available June 30, 1998); Texas Utilities Company Offer for The Energy Group PLC (available March 27, 1998); PacifiCorp Offer for The Energy Group PLC (available June 25, 1997); and Atlantic Richfield Company Offer for ARCO Irish Holdings Inc. (available August 30, 1995).

Reduction of Acceptance Condition

The relief requested with respect to the reduction of the Acceptance Condition without extension of the Initial Offer Period is likewise consistent with the Commission's interpretation set forth in Section II.B of the Cross Border Release. Although the proposed Offer does not fall within the Tier II Exemption, the Commission stated in the Cross Border Release that when U.S. ownership is greater than 40%, the Commission would consider relief on a case-by-case basis when there is a direct conflict between the U.S. laws and practice and those of the home jurisdiction. In this case, there is a conflict between the U.S. and Irish tender offer practices as to the manner followed to reduce the minimum acceptance condition as a result of the following:

- Under Irish law, following a tender offer for an Irish company, an acquirer may obtain 100% ownership through the compulsory acquisition procedure only if it has acquired 80% of the target's stock in the tender offer. In a typical tender offer for then a U.S. company, 100% ownership can be achieved through a back-end and cash-out merger once a majority (or sometimes two-thirds) of the Target's stock is acquired in the tender offer. Because of this acceptance level is significantly higher than in the U.S., Irish tender offer practice has developed to enable offerors the ability to achieve this threshold.

- Under the Takeover Rules, the level of the acceptance condition cannot be raised above the original acceptance condition or the subsequently reduced acceptance condition in contrast to the U.S. practice.

- Under the Takeover Rules, an offer is required to become or be declared unconditional as to acceptances no later than the 60th day after mailing the offer document whereas in the U.S. there is no such limitation.

- The Advisor has informed Purchaser that in many Irish tender offers it is not possible to achieve the required 80% acceptance level without first reducing the acceptance condition and declaring the offer unconditional as to acceptances because of the following factors:

  - certain institutional shareholders in Ireland and the United Kingdom are not permitted to tender until an offer is unconditional as to acceptances;

  - market practice in Ireland is such that institutions don't ordinarily tender until day 60 of the offer period because tendering holders ordinarily only have withdrawal rights in limited circumstances under the Takeover Rules; and

  - purported acceptance forms inevitably are not completed properly or not accompanied by the required documents.

Accordingly, in determining whether to reduce the Acceptance Condition, Purchaser will need to consider whether sufficient tenders have been received to that point and whether sufficient additional tenders are likely to be received during the Subsequent Offer Period for there to be a high level of assurance that the 80% level will be reached. In order to comply with its debt financing agreements entered into to finance the Offer, Purchaser is required to obtain 100% of the Company through the Offer and the Irish compulsory acquisition procedure. As a result, Purchaser will not reduce the Acceptance Condition unless it has a high level of assurance that the 80% level will be reached. In addition, Purchaser has agreed to seek the consent of the Company to reduce the Acceptance Condition. The Purchaser believes that it will not be able to obtain such a high level of assurance that such Acceptance Condition would be reached if it was required to keep the Offer open for an additional 5 business days as otherwise required under the Williams Act.

To make the critical judgment to reduce the Acceptance Condition, at the time the Initial Offer Period (or any extension thereof) expires, Purchaser and its advisors need to have full information about the number of Company Shares and Company ADSs tendered to that point and any information that they can obtain as to the ownership of Company Shares and Company ADSs that have not been tendered. Because of the tendency in tender offers for large amounts of shares to be tendered very close to the end of the offer period, this full information will simply not be available prior to the end of the period. If Purchaser must obligate itself to reduce the Acceptance Condition prior to the expiration of the Initial Offer Period (or any extension thereof), Purchaser does not expect that it will have the information it needs to make its decision at that time.

If the requested exemptive relief is granted, the Offer will provide, as required by the Cross Border Release in connection with the Tier II Exemption, that Purchaser: (i) will make an announcement five U.S. business days prior to the time that it is able to reduce the Acceptance Condition; (ii) disseminate the announcement through a press release and such other methods reasonably designed to inform U.S. shareholders, including the placement of an advertisement in a newspaper of national circulation in the United States, which press release will state the exact percentage to which the Acceptance Condition may be reduced, state that a reduction is possible and advise shareholders to withdraw their tenders immediately if their willingness to tender into the Offer would be affected by a reduction of the Acceptance Condition; (iii) declare its actual intentions once required to do so by the Takeover Rules; (iv) during the five-day period, permit security holders who have tendered to withdraw their shares; (v) will describe the procedures for reducing the minimum condition in the offer document; and (vi) hold the Offer open for at least five business days after the revision of the Acceptance Condition.

Granting of Requested Relief as to the Reduction of Acceptance Condition Will Not Compromise Protection of U.S. Shareholders

U.S. shareholders who have not tendered at the time the Acceptance Condition is reduced and who, upon learning of the reduction, would wish to tender are protected by their ability under the proposed terms of the Offer to tender at any time during the minimum 14-day Subsequent Offer Period (as required by the Takeover Rules).

The other group of U.S. shareholders whose interests must be considered are those who have tendered but might withdraw once informed of the reduced Acceptance Condition. The Advisor has informed us that they believe that there will be few, if any, shareholders in this group. This is partly the case because of the phenomenon common to both Irish and U.S. tender offers that a considerable portion of tenders are not received until the final two days - and frequently the last day of the offer period. With respect to shareholders who have tendered their shares, they will have accepted the offered consideration and have done so in light of Purchaser's prominent disclosure that the Acceptance Condition may be reduced prior to the end of the Initial Offer Period.

We also submit that, as a practical matter, U.S. shareholders will be equally well informed for purposes of determining to tender or withdraw a tender whether Purchaser announces a firm intention to reduce the Acceptance Condition or instead reminds shareholders that it is likely to do so but has not made a final determination. Five U.S. business days' notice will give these shareholders ample opportunity to withdraw. They will also know at that time that they can re-tender during the Subsequent Offer Period if they so choose.

Requested Relief

Exemptive Relief under Section 14(d) of the Exchange Act and Rule 14d-10 thereunder

We respectfully request on behalf of Purchaser an exemption from Rule 14d-l0(a)(2) under the Exchange Act in order to permit Purchaser to conduct the Offer as described above and, if applicable, to offer Loan Notes only to holders not in the U.S. and otherwise in accordance with Regulation S under the Securities Act or another available exemption from the registration requirements of the Securities Act.

No-Action Relief under Sections 14(d) and 14(e) of the Exchange Act and Rules 14d-4 and 14e-1 thereunder

We also respectfully request on behalf of Purchaser that the Division of Corporation Finance confirm that it will not recommend that the Commission take enforcement action:

(i) Pursuant to Rule 14d-4(d)(2) under the Exchange Act if Purchaser reduces the Acceptance Condition without extension of the Initial Offer Period or, if applicable, the Extended Initial Offer Period (other than any Mandatory Extension resulting from any other material change in the Offer) if Purchaser (at a time it believes there is a significant possibility that sufficient Company Shares and Company ADSs will be tendered to permit the Acceptance Condition to be fulfilled at the reduced level) announces by press release and advertisement in a newspaper of national circulation in the United States at least five U.S. business days prior to the date any such reduction is effected that it has reserved the right to elect to reduce the Acceptance Condition; or

(ii) if any Extended Initial Offer Period is terminated prior to its scheduled expiration immediately and without prior notice to shareholders upon the Offer being declared or becoming wholly unconditional (which termination would have the practical effect of terminating withdrawal rights); provided the following conditions are met: (i) the Initial Offer Period has been open for at least 20 U.S. business days; and (ii) all conditions to the Offer have been satisfied or waived.

(iii) Pursuant to Rule 14e-1(c) under the Exchange Act if the payment for, or return of, the tendered securities by the Purchaser occurs within the 14-day period provided in the Takeover Rules.

* * *

As permitted by 17 C.F.R. 200.81(b), we respectfully request confidential treatment of this request and the Staff's response until 120 days after the date of the Staff's response, or such earlier date as the Staff is advised that all the information in this letter has been made public.

If you have any questions or comments with respect to this matter, please call the undersigned at (312) 816-2232 or my colleague Carol Anne Huff at (312) 861-2163. Our fax number is (312) 861-2200.

Very truly yours,

Dennis M. Myers /TGD

Dennis M. Myers

cc: William S. Kirsch, P.C.
James O'Dwyer